SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hewlett, Walter B. (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) June 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	06/11/2001	P |	10,000.00 | A | $33.40		D
Common Stock	06/12/2001	P |	70,000.00 | A | $32.65		D
Common Stock	06/13/2001	P |	30,000.00 | A | $32.84		D
Common Stock	06/14/2001	P |	110,000.00 | A | $31.30		D
Common Stock	06/15/2001	P |	3,700.00 | A | $29.20		D
Common Stock	06/19/2001	P |	16,300.00 | A | $29.20		D
Common Stock	06/20/2001	P |	10,000.00 | A | $28.28	539,139.00	D
Common Stock	06/19/2001	P |	5,000.00 | A | $29.22	5,488.00 (1)	I	By Spouse
Common Stock	06/12/2001	G | V	5,000.00 | A | $32.50		I	By trust for James S. Hewlett (2)
Common Stock	06/14/2001	G | V	5,000.00 | A | $31.80		I	By trust for James S. Hewlett (2)
Common Stock	06/19/2001	G | V	5,000.00 | A | $29.25		I	By trust for James S. Hewlett (2)
Common Stock	06/20/2001	G | V	5,000.00 | A | $27.89	20,000.00	I	By trust for James S. Hewlett (2)
Common Stock				1,533.00	I	By Daughter
Common Stock				413,056.00	I	By trust for grandchildren

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hewlett, Walter B. - June 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Employee Director Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 30,702		30,702	D
Non-Employee Director Stock Option (right to buy)	$36.70				03/01/2002 | 02/28/2011	Common Stock - 3,935		3,935	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 07-09-2001 ** Signature of Reporting Person Date Marie Oh Huber / Attorney-in-fact Walter B. Hewlett Page 2 SEC 1474 (3-99)

Hewlett, Walter B. - June 2001
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - June 2001

Walter B. Hewlett
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

 (1)   Includes 488 shares previously reported.
(2)   The reporting person is the trustee of the Irrevocable Trust for the benefit of James S. Hewlett dated February 10, 1995.

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